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Exhibit (a)(5)(x)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ANTHONY CHIARENZA,	)
)
Plaintiff,	)
)
v.	)
)
DOVER INVESTMENTS CORPORATION,	)	C.A. No. 203-N
DOVER ACQUISITION CORP., ARNOLD	)
ADDISON, JOHN GILBERT,	)
FREDERICK M. WEISSBERG, WILL C.	)
WOOD, and THE LAWRENCE	)
WEISSBERG REVOCABLE LIVING	)
TRUST U/D/T DATED NOVEMBER 25,	)
1992,
Defendants.

NOTICE OF PENDENCY OF CLASS ACTION,
PROPOSED SETTLEMENT OF CLASS ACTION,
SETTLEMENT HEARING AND RIGHT TO APPEAR

TO:
ALL RECORD HOLDERS AND BENEFICIAL OWNERS OF SHARES OF CLASS A COMMON STOCK OR CLASS B COMMON STOCK OF DOVER INVESTMENTS CORPORATION OTHER THAN CERTAIN STOCKHOLDERS WHO, AS THE OWNERS OF THE ACQUIRING ENTITY, WOULD BE "CONTINUING STOCKHOLDERS", FOR THE PERIOD FROM AND AFTER JANUARY 27, 2004, INCLUDING ANY AND ALL OF THEIR RESPECTIVE SUCCESSORS IN INTEREST, PREDECESSORS, REPRESENTATIVES, TRUSTEES, EXECUTORS, ADMINISTRATORS, HEIRS, ASSIGNS OR TRANSFEREES, IMMEDIATE AND REMOTE, AND ANY PERSON OR ENTITY ACTING FOR OR ON BEHALF OF, OR CLAIMING UNDER ANY OF THEM, AND EACH OF THEM.

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. YOUR RIGHTS WILL BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS LITIGATION. IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS AND ADEQUACY OF THE PROPOSED SETTLEMENT AND FROM PURSUING THE SETTLED CLAIMS (DEFINED HEREIN).
IF YOU HOLD COMMON STOCK FOR THE BENEFIT OF ANOTHER, PLEASE PROMPTLY TRANSMIT THIS DOCUMENT TO SUCH BENEFICIAL OWNER.

I. PURPOSE OF NOTICE

        Pursuant to an Order of the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") dated December 1, 2004, and further pursuant to Rule 23 of the Rules of the Court of Chancery, this Notice is to inform you of (i) the Court's determination to temporarily certify the above-captioned class action (the "Action") pursuant to Rules 23(a) and 23(b)(1) and (b)(2) of the Court of Chancery Rules, (ii) the proposed settlement of the Action (the "Settlement") as provided for in a Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation") dated November 23, 2004, and (iii) your right to participate in a hearing to be held on January 11, 2005 at 11:30 a.m., in the Court of Chancery, 34 The Circle, Georgetown, Delaware 19947 (the "Settlement Hearing") to determine whether the Court should (i) finally certify the Action pursuant to Rules 23(a) and 23(b)(1) and (b)(2) of the Court of Chancery Rules, (ii) certify plaintiff in the Action as Class Representative, (iii) approve the Settlement as fair, reasonable, adequate and in the best interests of the Class, and (iv) consider a request for an award of attorneys' fees and expenses to plaintiff's counsel.

        This Notice describes the rights you may have in the Action and pursuant to the Stipulation and what steps you may take, but are not required to take, in relation to the Settlement.

        If the Court approves the Settlement, the parties will ask the Court at the Settlement Hearing to enter an Order and Final Judgment dismissing the Action with prejudice in accordance with the terms of the Stipulation.

THE FOLLOWING RECITATION DOES NOT CONSTITUTE FINDINGS OF THE COURT. IT IS BASED ON STATEMENTS OF THE PARTIES AND SHOULD NOT BE UNDERSTOOD AS AN EXPRESSION OF ANY OPINION OF THE COURT AS TO THE MERITS OF ANY OF THE CLAIMS OR DEFENSES RAISED BY ANY OF THE PARTIES.

II. BACKGROUND OF THE ACTION

        On January 27, 2004, Dover Investments Corporation ("Dover") announced that it had received a proposal from The Lawrence Weissberg Living Trust U/D/T dated November 25, 1992 (the "Trust"), the controlling stockholder of Dover, to take the Company private in a transaction in which the public stockholders would receive $24.50 per share in cash for each share of Dover stock that they owned, through a tender offer by the Trust to acquire all of the Class A Common Stock and Class B Common Stock that it did not already own, to be followed by a short-form merger pursuant to 8 Del. C. § 253 (the "Proposed Transaction"). At all times relevant to this Action, Dover had approximately 1,006,077 shares of Class A Common Stock and 310,961 shares of Class B Common Stock outstanding. The Trust owned 431,021 share of Class A Common Stock and 245,114 shares of Class B Common Stock of Dover, representing approximately 42.84% and 78.82% of the issued and outstanding shares of Class A Common Stock and Class B Common Stock, respectively.

        On the same day, the Dover Board of Directors formed a Special Committee consisting of directors Arnold Addison, John Gilbert and Will C. Wood, each of whom was neither employed by Dover nor affiliated with the Trust (the "Special Committee"). The Board authorized and directed the Special Committee to review, evaluate, negotiate and recommend to the Board what action should be taken with respect to the Proposed Transaction, including advising the Board as to whether the Proposed Transaction was in the best interests of Dover and its stockholders. The Special Committee was authorized to hire its own financial advisor and legal counsel, and was authorized and directed to prepare any filings required to be made by Dover with the Securities and Exchange Commission ("SEC") in connection with the Proposed Transaction. Pursuant to this authorization, the Special Committee retained Houlihan Lokey Howard & Zukin ("Houlihan Lokey") as its financial advisor and Morrison & Foerster, LLP ("Morrison") as its counsel.

        On February 3, 2004, Anthony Chiarenza ("Plaintiff") filed the Action challenging the Proposed Transaction on the ground that the price offered in the Proposed Transaction did not represent the fair value of Dover, and that the Trust and defendant Frederick M. Weissberg (Chairman of Dover and one of the Trustees of the Trust) breached fiduciary duties by attempting to acquire the outstanding shares of Dover at an unfair price, on unfair terms and through unfair dealing.

        At all times relevant to this Action, the members of the Board of Directors of Dover included Arnold Addison, John Gilbert, Frederick M. Weissberg and Will C. Wood (the "Individual Defendants"), all of whom are defendants in this Action.

        During the Spring of 2004, representatives of the Trust and of the Special Committee conducted a series of discussions and meetings concerning the Proposed Transaction. In April 2004, the Special Committee advised representatives of the Trust that it would likely oppose the Proposed Transaction on the ground that the $24.50 per share price offered was inadequate. On May 18, 2004, a second lawsuit was filed in the Court of Chancery of the State of Delaware entitled Raider v. Weissberg, et al, C.A. No. 443-N (the "Raider Action"). The Raider Action asserted claims similar to those asserted in the Action.

        Further discussions between the Special Committee and the Trust ensued, and following these discussions and discussions with counsel for Plaintiff in the Action, the Trust ultimately proposed to increase the price of the Proposed Transaction to $31.00 per share, contingent upon the Action being resolved. Mr. Raider subsequently wrote a letter to the Special Committee indicating his belief that a price of $31.00 per share does not represent the "per share intrinsic value of [Dover]," and that he would not agree to dismiss the Raider Action on the basis of an increase in the price of the Proposed Transaction to $31.00 per share.

        Following receipt of Mr. Raider's letter, the Trust determined to proceed with a revised offer at a price of $30.50 per share (the "Revised Transaction"). The Trust offered $30.50 per share in the Revised Transaction rather than $31.00 per share to reflect the potential cost and risk to the Trust and Dover resulting from the stockholder litigation.

        On August 6, 2004, at a regularly scheduled meeting of Dover's Board of Directors, the Trust delivered a revised offer letter describing the Revised Transaction. The letter proposed a two-step transaction in which all stockholders of Dover (other than the Continuing Stockholders) would receive $30.50 in cash for each share of Dover stock that they own. The transaction was to be structured as (i) a first-step cash tender offer at $30.50 per share, subject to a non-waivable condition that a majority of shares owned by persons other than the Continuing Stockholders be tendered and a minimum condition that as a result of the offer the Trust would own 95% of each of the outstanding Class A and Class B common shares (with the Trust retaining the right to reduce the percentage threshold as low as 90%), and (ii) a short-form merger to occur immediately following consummation of the tender offer at a price of $30.50 per share in cash.

        On August 31, 2004, the Special Committee determined to take a neutral position with respect to the Revised Transaction. The Special Committee reported that its financial advisor, Houlihan Lokey, arrived at a price per share equity value of approximately $32.95–$36.64, but the Special Committee also noted, among other things, that the $30.50 per share offer price represented a premium over certain of Dover's recent low bid and high ask prices, that in the absence of an offer, Dover's stock would continue to be adversely affected by lack of liquidity, low trading volume and minimal analyst coverage and that, because the Trust was unwilling to sell its interest in Dover or entertain offers for its interest, superior transactions might be impracticable.

        On September 10, 2004, Dover's largest public stockholder, Leeward Capital, which owned 105,210 shares of Class A Common Stock and 750 shares of Class B Common Stock, agreed (with affiliates) to tender its shares in the Revised Transaction, and on September 13, 2004, another large public stockholder of Dover, Robert Naify, who owned 54,497 shares of Class A Common Stock and 23,330 shares of Class B Common Stock, indicated his intention to tender into the Revised Transaction all of the shares of Dover common stock under his control.

        No established public trading markets exist for Dover stock. Price quotations for shares of Dover Class A Common Stock and Class B Common Stock are available on the over-the-counter bulletin board maintained by Nasdaq. On August 5, 2004, the last trading day prior to the date on which the Revised Transaction was announced, the closing low bid and high ask prices per share of Class A Common Stock as reported on the over-the-counter bulletin board were $21.15 and $24.50 respectively, and the closing low bid price per share of Class B Common Stock as reported on the over-the-counter bulletin board was $21.10 and there was no reported ask price. On September 21, 2004, the closing low bid and high ask prices per share of Class A Common Stock as reported on the over-the-counter bulletin board were $27.10 and $27.75 respectively, and the closing low bid price per share of Class B Common Stock as reported on the over-the-counter bulletin board was $26.75 and there was no reported ask price.

        On October 8, 2004, Plaintiff in the Action filed an Amended Complaint together with a Motion for Summary Judgment. The Amended Complaint alleged that the price proposed in the Revised Transaction, $30.50 per share, was inadequate, that the Revised Transaction was unfair and coercive to Dover's stockholders, that the Trust breached its fiduciary duties by structuring the Revised Transaction as a tender offer and merger rather than as a one-step merger and that the Individual Defendants breached their fiduciary duties as members of the Dover Board by appointing a Special Committee that could not act independently of the Trust and did not fulfill its duty to act in good faith and due care in response to the revised offer. In his application for summary judgment, Plaintiff recognized that the existing case law in the Court of Chancery did not support Plaintiff's allegations, but represented an effort by Plaintiff to have the matter resolved quickly in the Court of Chancery so that Plaintiff could seek to reverse existing case law through an appeal to the Delaware Supreme Court.

III. THE SETTLEMENT

        Following filing of the Amended Complaint, the Trust resumed discussions with Plaintiff's counsel in the Action concerning possible settlement of the Action. Initially, the Trust offered to settle the Action in exchange for increasing the price in the Revised Transaction to $30.75 per share, with the Trust to pay any attorneys' fees and expenses ordered by the Court. Plaintiff's counsel offered to settle the Action for an increase in the price of the Revised Transaction to $32.00 per share, inclusive of attorneys' fees and expenses. After several additional offers and counteroffers, the parties agreed to the settlement described herein.

        On October 22, 2004, all parties, through their counsel, entered into a final Memorandum of Understanding ("MOU") setting forth the preliminary terms of a settlement of the Action, the principal terms of which are as follows:

          a.     The price offered in the tender offer contemplated by the Revised Offer shall be increased from $30.50 to $31.30 per share (the "Tender Offer");

          b.     Promptly after consummation of the Tender Offer, and conditional upon the conditions to the Tender Offer being met and the Tender Offer being consummated, the Trust shall cause the effectuation of a short-form merger pursuant to which all shares of Class A Common Stock and Class B Common Stock of Dover, other than shares held by the Continuing Stockholders, will be converted into the right to receive $31.30 in cash, subject to appraisal rights (the "Merger");

          c.     Plaintiff's claims for attorneys' fees and expenses, not to exceed $225,000, will, to the extent allowed by the Court, be paid by Dover;

          d.     The Action will be fully and finally dismissed, and any and all defendants in the Action ("Defendants") will be released from all present and future claims asserted in the Action or relating in any way to the matters alleged in the Action, as set forth more fully herein.

IV. REASONS FOR THE SETTLEMENT

        Following the execution of the MOU, Plaintiff in the Action, through his counsel, completed an investigation of the claims and allegations asserted in the Complaint and Amended Complaint filed in the Action, as well as the underlying events and transactions relevant to the Action. In connection with their investigation, Plaintiff's counsel has carefully reviewed documents produced by Defendants in response to Plaintiff's requests, documents filed by Dover and the Trust with the SEC in connection with the Proposed Transaction and the Revised Transaction, and conducted the depositions of (i) John Gilbert, Chair of the Special Committee, (ii) Frederick M. Weissberg, and (iii) Lee Shepard, a representative of Houlihan Lokey; and has conducted factual and legal research concerning the validity of his claims. While Plaintiff believes that the claims asserted in the Action have merit, he also believes that the Settlement provides substantial benefits for the Class (as hereinafter defined). In addition to the substantial benefits provided by the Settlement to the Class, Plaintiff and his counsel have considered: (i) the attendant risks of continued litigation and the uncertainty of the outcome of the Action; (ii) the probability of success on the merits and the allegations contained in the Action; (iii) the desirability of permitting the Settlement to be consummated according to its terms; and (iv) the conclusion of Plaintiff and his counsel that the terms and conditions of the Settlement are fair, reasonable and adequate and that it is in the best interest of Plaintiff and the members of the Class to settle the Actions as set forth below.

        Plaintiff and his counsel have determined that the terms of the Settlement are fair, reasonable and adequate, and that it is in the best interests of the Class to settle the Action on the terms set forth herein.

        Defendants have vigorously denied, and continue to deny (i) any wrongdoing or liability with respect to all claims, events and transactions complained of in the Action; (ii) that they engaged in any wrongdoing; (iii) that they committed any violation of law; (iv) that they breached any fiduciary duties; (v) that they acted improperly in any way; and (vi) any liability of any kind to Plaintiff or the Class, but consider it desirable that the Action be settled and dismissed on the merits and with prejudice and without costs to any party (except as set forth below) in order to: (i) avoid the distraction, burden and expenses of further litigation; (ii) dispose of potentially burdensome and protracted litigation; (iii) finally put to rest and terminate the claims asserted in the Action; and (iv) permit the Tender Offer to be consummated as promptly as practicable.

V. SUMMARY OF THE SETTLEMENT

        In consideration for the settlement and dismissal with prejudice of the Action and the releases described herein, the Trust will increase the price offered in the Tender Offer from $30.50 to $31.30 per share. The Trust may raise the price offered in the Tender Offer at any time, but the Tender Offer may not be consummated until the Settlement is approved by the Court, and the Trust shall not be obligated to consummate the Tender Offer until the date on which the Final Judgment of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise ("Final Court Approval"), though it may, at its discretion, consummate the Tender Offer at any time between the date that the Court enters the Order and Final Judgment and the date of Final Court Approval. The Tender Offer will be subject to a number of conditions (the "Tender Offer Conditions"), including a non-waivable condition that a majority of shares owned by persons other than the Continuing Stockholders being tendered and a minimum condition that, as a result of the offer, the Trust would own 95% of each of the outstanding Class A and Class B common shares (with the Trust retaining the right to reduce the percentage threshold as low as 90%). Promptly after consummation of the Tender Offer, and conditional upon the satisfaction or waiver of the Tender Offer Conditions and the Tender Offer being consummated, the Trust shall cause the effectuation of the Merger.

VI. CLASS ACTION DETERMINATION

        The Court has ordered that, for purposes of settlement only, the Action shall be temporarily certified as a class action pursuant to Court of Chancery Rules 23(a) and 23(b)(1) and (b)(2) on behalf of a class consisting of all record and beneficial holders of Class A Common Stock and Class B Common Stock of the Dover, other than the Continuing Stockholders, for the period from and including January 27, 2004 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class").

        Inquiries or comments about the Settlement may be directed to the attention of Plaintiff's counsel as follows:

                      Eduard Korsinsky, Esquire
                      Zimmerman, Levi and Korsinsky, LLP
                      39 Broadway, Suite 1440
                      New York, New York 10006

VII. SETTLEMENT HEARING

        The Court has scheduled a Settlement Hearing which will be held on January 11, 2005 at 11:30 a.m., in the Court of Chancery, 34 The Circle, Georgetown, Delaware 19947 to:

          a.     determine whether the temporary certification herein should be made final;

          b.     determine whether the Plaintiff in the Action should be certified as Class Representative;

          c.     determine whether the Settlement should be approved by the Court as fair, reasonable, adequate and in the best interests of the Class;

          d.     determine whether an Order and Final Judgment should be entered pursuant to the Stipulation;

          e.     consider Plaintiff's application for an award of attorneys' fees and expenses for Plaintiff's counsel; and

          f.      rule on such other matters as the Court may deem appropriate.

        The Court has reserved the right to adjourn the Settlement Hearing or any adjournment thereof, including the consideration of the application for attorneys' fees, without further notice of any kind other than oral announcement at the Settlement Hearing or any adjournment thereof.

        The Court also has reserved the right to approve the Settlement at or after the Settlement Hearing with such modification(s) as may be consented to by the parties to the Stipulation and without further notice to the Class.

VIII. RIGHT TO APPEAR AND OBJECT

        Any member of the Class who objects to: (i) the certification of the Class; (ii) the Settlement; (iii) the entry of the proposed Order and Final Judgment to be entered in the Action; (iv) the application for attorneys' fees; and/or (v) who otherwise wishes to be heard, may appear in person or by his attorney at the Settlement Hearing and present evidence or argument that may be proper and relevant; provided, however, that, except for good cause shown, no person other than Plaintiff's counsel and counsel for the defendants in the Consolidated Action shall be heard and no papers, briefs, pleadings or other documents submitted by any person shall be considered by the Court unless no later than January 3, 2005 such person files with the Court and serves upon counsel listed below: (a) a written notice of intention to appear; (b) a statement of such person's objections to any matters before the Court; and (c) the grounds for such objections and the reasons that such person desires to appear and be heard, as well as all documents or writings such person desires the Court to consider. Such filings shall be served upon the following counsel:

                      Joseph A. Rosenthal, Esquire
                      ROSENTHAL, MONHAIT, GROSS
                      & GODDESS, P.A.
                      919 Market Street, Suite 1401
                      Wilmington, DE 19899-1070
                          Attorneys for Plaintiff

                                              and

                      Kenneth J. Nachbar, Esquire
                      MORRIS NICHOLS ARSHT & TUNNELL
                      1201 N. Market Street
                      Wilmington, Delaware, 19899-1347
                          Attorneys for Defendants Frederick M.
                          Weissberg, The Lawrence Weissberg
                          Living Trust U/D/T Dated November 25, 1992
                          and Dover Acquisition Corp.

                                              and

                      Michael D. Goldman, Esquire
                      POTTER ANDERSON & CORROON LLP
                      1313 North Market Street
                      Wilmington, DE 19899-0951
                          Attorneys for Defendants Dover Investments
                          Corporation, Arnold Addison, John Gilbert
                          and Will C. Wood

        Any member of the Class who does not object to the Settlement or the request for an award of attorneys' fees to Plaintiff's counsel need not do anything with respect to the Settlement Hearing.

        Unless the Court otherwise directs, no person shall be entitled to object to the approval of the Settlement, any judgment entered thereon, the adequacy of the representation of the Class by Plaintiff and his counsel, any award of attorneys' fees, or otherwise be heard, except by serving and filing a written objection and supporting papers and documents as described above.

        Any person who fails to object in the manner described above shall be deemed to have waived the right to object (including any right of appeal) and shall be forever barred from raising such objection in this or any other action or proceeding.

IX. ORDER AND FINAL JUDGMENT OF THE COURT

        If the Court determines that the Settlement, as provided for in the Stipulation, is fair, reasonable, adequate and in the best interests of the Class, the parties will ask the Court to enter an Order and Final Judgment, which will, among other things:

        1.     approve the Settlement and adjudge the terms thereof to be fair, reasonable, adequate and in the best interests of the Class, pursuant to Rule 23(e) of the Court of Chancery Rules;

        2.     make final the Court's previous determination to (i) certify the Action as a class action pursuant to Rules 23(a) and 23(b)(1) and (b)(2) of the Court of Chancery Rules, and (ii) designate the named Plaintiff in the Action as the class representative with Plaintiff's counsel as class counsel;

        3.     authorize and direct the performance of the Settlement in accordance with its terms and conditions and reserve jurisdiction to supervise the consummation of the Settlement provided herein;

        4.     determine that the requirements of the Delaware Court of Chancery Rules and due process have been satisfied in connection with this Notice;

        5.     dismiss the Action with prejudice in accordance with the terms of the Stipulation, and grant the releases described more fully below in accordance with the terms and conditions of the Stipulation; and

        6.     award attorneys' fees and expenses to Plaintiff's counsel.

X. RELEASES

        Under the terms of the Settlement, all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or violations of the federal or state securities laws) by or on behalf of the Plaintiff in the Action or any and all of the members of the Class, whether as an individual, class, derivative, representative, legal, equitable or any other type of action, or in any other capacity, against any and all defendants, the settlor of the Trust, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, appraisers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which Plaintiff or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Proposed Transaction, the Revised Transaction, the Tender Offer or the Merger, including without limitation any disclosures made in connection with any of the foregoing (collectively, the "Settled Claims") shall be compromised, discharged, settled, released and dismissed with prejudice upon and subject to the terms and conditions of this Stipulation; provided, however, that the Settled Claims shall not include any claims to enforce the Settlement or any claims by the stockholders for appraisal pursuant to 8 Del. C. § 262. The release set forth herein will become effective (the "Effective Date") immediately upon the later of (a) Final Court Approval; or (b) the date the Tender Offer is consummated.

XI. APPLICATION FOR ATTORNEYS' FEES AND EXPENSES

        Plaintiff's counsel of record in the Action intend to apply to the Court for an award of attorneys' fees and expenses not to exceed $225,000.00, which award shall be conditioned upon approval of the Settlement. Defendants will not oppose such request. Notwithstanding the foregoing, any decision by the Court to approve an attorneys' fee award less than $225,000.00 shall not in any way void the Stipulation or the Settlement. Dover has agreed, on behalf of and for the benefit of the Defendants in the Action, to pay the amounts awarded by the Court, up to a maximum of $225,000 of attorneys' fees and expenses, within five (5) business days after the Effective Date. In no event will Defendants be obligated to pay any fees or expenses to counsel for Plaintiff in this Action if the Court does not approve the Settlement or if the Tender Offer is not consummated.

XII. NOTICE TO PERSONS OR ENTITIES HOLDING
                     OWNERSHIP ON BEHALF OF OTHERS

        Brokerage firms, banks and/or other persons or entities who held shares of the common stock of Dover during the period from January 27, 2004 to and including the effective date of the consummation of the Merger for the benefit of others are directed promptly to send this Notice to all of their respective beneficial owners. If additional copies of the Notice are needed for forwarding to such beneficial owners, any requests for such copies may be made to:

                      Dover Investment Corporation
                      c/o Mellon Investor Services LLC
                      Reorganization Department

                      (by mail)

                      P.O. Box 3301
                      South Hackensack, NJ 07606

                      or

                      (by courier)
                      85 Challenger Road
                      Mail Stop—Reorg.
                      Ridgefield Park, NJ 07660

XIII. SCOPE OF THIS NOTICE

        This Notice is not all-inclusive. The references in this Notice to the pleadings in the Action, the Stipulation and other papers and proceedings are only summaries and do not purport to be comprehensive. For the full details of the Action, the claims which have been asserted by the parties and the terms and conditions of the Settlement, including a complete copy of the Stipulation, members of the Class are referred to the Court files in the Action. You or your attorney may examine the Court files during regular business hours of each business day at the office of the Register in Chancery, Court of Chancery, 500 King Street, Wilmington, Delaware 19801. DO NOT CALL THE COURT.

Dated:

/s/ Register in Chancery

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  Exhibit (a)(5)(x)
NOTICE OF PENDENCY OF CLASS ACTION, PROPOSED SETTLEMENT OF CLASS ACTION, SETTLEMENT HEARING AND RIGHT TO APPEAR
I. PURPOSE OF NOTICE
II. BACKGROUND OF THE ACTION
III. THE SETTLEMENT
IV. REASONS FOR THE SETTLEMENT
V. SUMMARY OF THE SETTLEMENT
VI. CLASS ACTION DETERMINATION
VII. SETTLEMENT HEARING
VIII. RIGHT TO APPEAR AND OBJECT
IX. ORDER AND FINAL JUDGMENT OF THE COURT
X. RELEASES
XI. APPLICATION FOR ATTORNEYS' FEES AND EXPENSES
XII. NOTICE TO PERSONS OR ENTITIES HOLDING OWNERSHIP ON BEHALF OF OTHERS
XIII. SCOPE OF THIS NOTICE